 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 29, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on May 28, 2012 on the Hong Kong Stock Exchange’s website at

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0528/LTN20120528266.pdf with respect to the closure of register members of the Company's H shares.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 29, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2011 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 29 March 2012 and the notice of annual general meeting in relation to, among others, the proposed payment of final dividends for the year ended 31 December 2011 dated 13 April 2012.

The board of directors of the Company proposed to declare a final dividend of RMB1,963,513,400, or RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company for the year 2011, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Monday, 18 June 2012 (the “Record Date”) will be entitled to receive the final dividend. The registration date and arrangements in relation to the rights of holders of A shares to receive the final dividend for the year ended December 31, 2011 will be separately announced in the PRC.

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2011, the Company’s register of members of H shares will be closed from Tuesday, 12 June 2012 to Monday, 18 June 2012, both days inclusive, during which period no transfer of H shares of the Company will be effected. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, 11 June 2012.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 May 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.